Filed pursuant to Rule 424(b)(2)
File No. 333-103355

Pricing Supplement dated April 29, 2003
(to the Prospectus dated April 24, 2003
and Prospectus Supplement dated April 24, 2003)

MAVERICK TUBE CORPORATION

Issuer

        On April 25, 2003, Philip C. Lewis (the “Selling Stockholder”) entered into a variable share post-paid forward contract with Goldman Sachs Financial Markets, L.P. covering 300,000 shares of common stock. Under the contract, at maturity Goldman Sachs Financial Markets is obligated to pay $4,911,246 to the Selling Stockholder, and the Selling Stockholder is obligated to deliver not less than 271,521 shares nor more than 300,000 shares of the common stock (or the cash value thereof) to Goldman Sachs Financial Markets, L.P. on April 30, 2004. The number of shares of common stock (or cash) to be delivered to Goldman Sachs Financial Markets, L.P. will depend on the price of the common stock at or around April 30, 2004. Goldman Sachs Financial Markets, L.P. has purchased approximately 30,000 shares of common stock in connection with establishing its initial hedge.

         Pursuant to an agreement between Goldman Sachs Financial Markets, L.P. and Goldman Sachs & Co., Goldman, Sachs & Co. has sold 300,000 shares of common stock pursuant to this prospectus and received aggregate proceeds of $5,298,000.